Exhibit 99.1

Code of Business Conduct and Ethics

Introduction

This Code of Business Conduct and Ethics (the “Code”) applies to everyone at Endeavour Silver Corp. and its subsidiaries (collectively, “Endeavour” or the “Company”), including employees, officers and members of the Board of Directors (the “Board”), regardless of their position in the organization and to all business partners (i.e., suppliers, contractors or anyone that engages in a business relationship with the Company). The Code applies at all times and everywhere Endeavour does business.

This Code reflects Endeavour’s commitment to a culture of integrity, care, attitude, reliability and excellence and outlines the basic principles and policies with which everyone at the Company is expected to comply.

The Company requires the highest standards of professional and ethical conduct from its employees, officers, directors, and business partners. A reputation for honesty and integrity is important for the success of the business. No one will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

Endeavour aims for its business practices to be compatible with, and sensitive to, the economic and social priorities of each location in which operations are conducted. Although customs vary from country to country and standards of ethics may vary in different business environments, honesty and integrity must always characterize the Company’s business activity.

In addition to following this Code, all employees and business partners are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of the Company’s policies and applicable laws. This Code is intended to function together with other policies of Endeavour, including the Anti Bribery and Anti-Corruption Policy, the Human Rights Policy, the Whistleblower Policy and the Corporate Disclosure Policy, which set forth further rules and guidance in specific areas.

This Code will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time.

Specifics of Code

1.	Compliance with Laws, Rules and Regulations

Endeavour has a responsibility to monitor all legal boundaries and to comply with all applicable laws and regulations in all of its activities worldwide. Compliance with both the letter and spirit of all laws, rules and regulations applicable to the business is important for the Company’s reputation and continued success. The laws of the municipalities, provinces and countries in which the Company operates must be respected and obeyed and even the appearance of impropriety must be avoided. Individuals who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company or termination of the business relationship.

CODE OF BUSINESS CONDUCT AND ETHICS

2.	Conflicts of Interest

A conflict of interest could arise where:

(a)	an individual’s personal interests conflict, or appear to conflict, in any way, with the interests of the Company;

(b)	an individual takes action for his or her direct or indirect benefit or the direct or indirect benefit of a third party that is in conflict with the interests of the Company; or

(c)	an individual, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Activities that could give rise to a conflict of interest, or the appearance of a conflict of interest, are prohibited unless specifically approved in advance by the Board of Directors or, in the case of an employee, an Executive Officer of the Company. Where a conflict involves a Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Company), the Board member involved will be required to disclose his or her interest to the Board and refrain from voting at the Board meeting of the Company considering such contract or transaction in accordance with applicable law.

It is not always easy to determine whether a conflict of interest exists, so any potential conflict of interest should be reported immediately to an Executive Officer of the Company who is independent of the potential conflict and who will assess the issue with, if necessary, the advice of legal counsel. For unresolved potential conflicts involving any employee/business partner or where an Executive Officer of the Company or a Board member is involved in a potential conflict, the issue should be referred to the Board of Directors (assisted by the Corporate Governance and Nominating Committee and legal counsel as necessary).

Every director, officer, employee, consultant and agent of the Company who is charged with executive, managerial or supervisory responsibility is required to see those actions taken and decisions made within his or her jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Company.

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What Are Some Examples of Conflicts of Interest?

Here are some examples of situations where there could be a real or perceived conflict of interest:

• You are in a relationship with someone who reports to you. You should disclose the relationship to your immediate supervisor. Although your relationship is a private matter, to avoid allegations of favoritism, your supervisor may recommend adjusting the reporting or supervisory relationship.

• You are employed by or acting as a consultant for a business that sells products to or performs services for Endeavour.

• You own a part of a company that does business with Endeavour.

• You use Endeavour’s corporate property or information for your own personal gain.

3.	Corporate Opportunities

Directors, officers, employees and business partners owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises and are prohibited from taking, for themselves personally, opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain, except where the Board, after receiving the necessary information concerning such opportunity and receiving advice of legal counsel, has elected in compliance with applicable corporate law not to avail itself of the opportunity. Any director interested in a corporate opportunity being considered by the Board shall refrain from voting at the Board meeting considering such opportunity.

If an employee/business partner has any doubt as to the whether any activity they are contemplating violates this requirement, they must refer the issue to an Executive Officer of the Company who will assess the issue with, if necessary, the advice of legal counsel.

4.	Confidentiality

Directors, officers, employees and business partners of the Company must preserve and protect the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, except where disclosure is expressly authorized or legally mandated.

The obligation to preserve confidential information continues even after an employee leaves the Company or the business relationship ends. The Company’s Corporate Disclosure Policy sets forth certain specific obligations in respect of confidentiality.

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Company if disclosed. It also includes information that suppliers have entrusted to the Company.

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5.	Protection and Proper Use of Company Assets

The Company’s assets need to be protected and used efficiently. Theft, carelessness and waste have a direct impact on the Company’s operations. Any suspected incidents of fraud or theft should be immediately reported to an individual’s supervisor, a Human Resources’ representative, the Business Ethics Advisor, the Chairman of the Audit Committee, an Executive Officer of the Company or through anonymous reporting channels as further set out in the Company’s Whistleblower Policy.

Company assets such as funds, products, computers, mineral samples and data may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property, business and marketing plans, mineral exploration results and employee information. The obligation to preserve proprietary information continues even after you leave the Company or the business relationship ends.

6.	Insider Trading

The trading in securities of the Company while a person is in possession of material non-public information regarding the Company is prohibited pursuant to applicable legislation and regulations. This includes the securities of the Company and any other company. It is also illegal to “tip” or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. The Company’s Corporate Disclosure Policy sets forth the obligations in respect of trading in the Company’s securities. Our Directors, officers and employees are required to acknowledge and abide by the Corporate Disclosure Policy and to sign a Compliance Certificate annually.

7.	Fair Dealing

All of the Company’s suppliers, competitors and employees of the Company should be dealt with fairly. No one at the Company should take unfair advantage of anyone through illegal conduct, concealment, manipulation, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

8.	Environment

The Company is sensitive to the environmental impact of its operations. Accordingly, the Company aims to meet or exceed local laws within all jurisdictions in which it operates and focus on measures to maintain and improve the integrity of local ecosystems using best environmental practices. If any individual has any doubt as to the applicability or meaning of a particular environmental regulation or issues, the individual should immediately discuss the matter with a supervisor or with a member of the Company’s senior management.

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9.	Equal Opportunity, Discrimination and Harassment

Endeavour values the diversity of its employees/business partners and is committed to providing equal opportunity in all aspects of employment and business opportunities. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome, unsolicited sexual advances. Employees/business partners are encouraged to speak out when a co-worker’s conduct makes them uncomfortable, and to report harassment when it occurs. For more information, see the Company’s Whistleblower Policy, Diversity Policy and Human Rights Policy.

10.	Freedom of Association

We respect our employees’ right to freedom of association and collective bargaining. We strive to maintain positive relationships with the unions with which we have collective bargaining agreements.

11.	Human Rights

The Company is committed to supporting the protection of international human rights through best practices in all of our business activities. We identify human rights as those internationally defined and recognized rights as laid out in the International Bill of Human Rights, to which every human being is entitled. We also expect our business partners to uphold these rights. For more information, see Endeavour’s Human Rights Policy.

12.	Indigenous Peoples

The Company is committed to respecting the rights, interests, special connections to lands and waters, traditional livelihoods, and perspectives of indigenous cultures when the Company will be interacting or operating in lands traditionally owned or under customary use of indigenous peoples. This includes following a culturally appropriate consultation process that ensures meaningful participation, to obtain a free, prior and informed consent of Indigenous Peoples when proposing new or substantially modified projects.

13.	Health and Safety

All at Endeavour are responsible for maintaining a safe workplace by following health and safety rules and practices. The Company is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. In order to protect the safety of all employees/business partners, everyone must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively. Employees/business partners are expected to exercise reasonable judgement when consuming legal impairment causing substances at all work-related events. Employees/business partners are required to abide by all Company policies when performing work-related functions onsite or off-site. All threats or acts of physical violence or intimidation at the workplace or that may result in harm to the Company are strictly prohibited.

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Endeavour has a “zero tolerance” policy for illegal drug use and consumption of alcohol or abuse of other substances which affects job performance. Contravention of this Code may be grounds for termination of employment for just cause without notice or payment in lieu of notice. In certain circumstances, such as the Company sponsored events held at non-mine locations, consumption of alcohol may be authorized, as long as permission is received in advance from a senior officer or the applicable mine or project manager, as applicable.

14.	Financial and Business Disclosure and Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical as a prelude to making responsible business decisions and to meet reporting obligations to stakeholders. This includes both the Company’s financial reporting and ongoing disclosure requirements under applicable securities and stock exchange requirements. The Company’s accounting and other records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others.

Full, fair, accurate, timely and understandable disclosure in the reports and other documents that are filed with, or submitted to, securities regulators and stock exchanges and in other public communications is critical for maintaining a good reputation, to comply with obligations under the securities laws and to meet the expectations of shareholders and other members of the investment community. In preparing such reports and documents and other public communications, the following guidelines should be adhered to:

(a)	all accounting records, and the reports produced from such records, must be in accordance with all applicable laws;

(b)	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

(c)	all accounting records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;

(d)	no accounting records should contain any false or intentionally misleading entries;

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(e)	no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

(f)	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

(g)	no information should be concealed from the internal auditors or the independent auditors; and

(h)	compliance with the Company’s system of internal controls is required.

If any employee, officer or director of the Company has concerns or complaints regarding accounting or auditing issues (“Accounting Irregularities”), he or she is encouraged to submit those Accounting Irregularities to the Chairman of the Audit Committee of the Board under the Company’s Whistleblower Policy.

Business records and communications often become public through legal or regulatory investigations or the media. Exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies should be avoided. This applies to communications of all kinds, including e-mail and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Company’s records retention policy.

15.	Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided as an essential tool in the workplace. Incidental and occasional personal use is permitted but shall not interfere with an individual's employment duties. An employee should not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, ethnic or racial slurs, or messages that could be viewed as harassment.

Messages (including voice mail) and computer information are considered the property of the Company and there should be no expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgement, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals. The Company’s Information Technology Policy should be reviewed for further details.

Violation of these policies may result in disciplinary actions up to and including discharge from the Company or termination of the business relationship.

16.	Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when such courtesies compromise, or appear to compromise the ability to make objective and fair business decisions. This applies to employees offering gifts and entertainment to business partners and vice versa.

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Offering or receiving any gift, gratuity or entertainment that influences, or might be perceived to unfairly influence a business relationship, should be avoided.

The value of any gifts should be nominal, both with respect to frequency and amount. Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to facilitate business goals. If there is uncertainty in determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, consult a supervisor, a Human Resources representative, the Business Ethics Advisor or a an Executive Officer of the Company and consider whether or not the gift or item is legal, business-related, moderate and reasonable, whether or not public disclosures would embarrass the Company, and whether or not there is any pressure to reciprocate or grant special favours. For more information, see the Company’s Anti-Bribery and Anti-Corruption Policy.

17.	Payments to Domestic and Foreign Officials

Employees and officers of the Company must comply with all applicable laws prohibiting improper payments to domestic and foreign officials, including the Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) (collectively the “Acts”). Business partners are also expected to comply with the Acts.

The Acts make it illegal for any person, in order to obtain or retain an advantage in the course of business, directly or indirectly, to offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a public official.

Violation of the Acts is a criminal offence, subjecting the Company to substantial fines and penalties and any officer, director or employee acting on behalf of the Company to imprisonment and fines. For more information, please see the Anti-Bribery and Anti-Corruption Policy. Violation of the Anti-Bribery and Anti-Corruption Policy may result in disciplinary actions up to and including discharge from the Company or termination of the Business relationship.

18.	Amendment, Modification and Waivers of the Code of Business Conduct and Ethics

The Code may be amended or modified by the Board and waivers may be granted by the Corporate Governance and Nominating Committee or a vote of the independent directors of the Board, subject to disclosure and other provisions of applicable securities legislation and stock exchange requirements.

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19.	Compliance Procedures

This Code cannot, and is not intended to, address all of the situations that may be encountered. There will be occasions where an employee/business partner is confronted by circumstances not covered by policy or procedure and where judgement must be exercised as to the appropriate course of action. In those circumstances or if any questions arise concerning obligations under this Code, all employees/business partners are encouraged to use common sense, and to contact a supervisor or an Executive Officer of the Company for guidance. Senior management or directors are encouraged to consult with the CFO, the Corporate Secretary, or such other senior officer of the Company as may be designated by the Company from time to time.

Failure to comply with this Code or applicable laws, rules or regulations can result in disciplinary measures, up to and including discharge from the Company or termination of the business relationship. Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for the employee, the employee’s supervisors, the business partner and the Company.

20.	Reporting of any Illegal or Unethical behaviour

The Company has a strong commitment to conduct business in a lawful and ethical manner. Directors, officers and employees are encouraged to report, in person or in writing, any known or suspected violations of laws, rules, regulations or this Code to their supervisor, their Human Resources’ representative, the Business Ethics Advisor or the Chairman of the Audit Committee, or confidentially through the Trust Line, as soon as practicable upon becoming aware of the known or suspected violation. For further information, please see the Company’s Whistleblower Policy.

21.	Revisions

Last updated and approved by the Board of the Company on November 5, 2022.

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